BTQ TECHNOLOGIES CORP.

Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

(unaudited)

BTQ TECHNOLOGIES CORP. Condensed Interim Consolidated Statements of Financial Position (Expressed in Canadian dollars) (unaudited)

	September 30, 2025 $	December 31, 2024 $
	(unaudited)
Assets
Current assets
Cash	39,389,812	9,336,892
Other receivables (Note 8)	227,628	223,109
Prepaid expenses and deposits	360,028	64,643
Total current assets	39,977,468	9,624,644
Non-current assets
Property and equipment	11,030	-
Investments (Note 3)	77,229	77,229
Deposits	-	29,605
Total non-current assets	88,259	106,834
Total assets	40,065,727	9,731,478

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities (Note 8)	1,838,811	1,357,502
Corporate taxes payable	89,734	92,750
Deferred revenue (Note 9)	-	315,497
Due to related parties (Note 8)	26,288	27,172
Total liabilities	1,954,833	1,792,921
Shareholders' equity
Share capital (Note 4)	85,048,589	45,553,931
Options reserve (Notes 4 and 5)	2,403,762	1,890,026
Warrants reserve (Note 4)	1,843,488	498,876
RSUs reserve (Note 7)	2,242,907	640,813
Deficit	(53,427,852)	(40,645,089)
Total shareholders' equity	38,110,894	7,938,557
Total liabilities and shareholders' equity	40,065,727	9,731,478

Nature of operations (Note 1)

Subsequent events (Note 15)

Approved and authorized for issuance on behalf of the Board of Directors on November 14, 2025:

"Olivier Roussy Newton"	Director	"Chris Tam"	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1

BTQ TECHNOLOGIES CORP. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian dollars) (unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	$	$	$	$

Revenue (Note 9)	-	326,094	315,497	416,667

Expenses
Business development, marketing, and promotion (Note 8)	1,178,585	110,923	1,528,263	573,278
Consulting fees (Note 8)	331,675	339,374	452,924	423,434
Depreciation	602	26,829	1,003	82,524
General and administrative (Note 14)	440,983	138,645	728,194	599,079
Professional fees (Note 8)	665,231	220,847	1,852,837	836,106
Research and development (Note 8)	1,166,429	600,654	1,879,955	2,036,282
Share-based compensation (Notes 5, 7, and 8)	4,505,665	(324,481)	5,650,905	(190,931)
Transfer agent and regulatory fees	628,834	26,668	768,390	72,780
Wages and benefits (Note 8)	49,942	176,922	188,822	501,945
Total expenses	8,967,946	1,316,381	13,051,293	4,934,497
Loss before other income (expense)	(8,967,946)	(990,287)	(12,735,796)	(4,517,830)
Other income (expense)
Foreign exchange loss	(56,078)	(4,150)	(46,529)	(14,913)
Interest income	-	6,183	79	17,774
Interest expense	(141)	(12,755)	(517)	(15,604)
Loss on sale of property and equipment	-	(28,337)	-	(28,337)
Total other income (expense)	(56,219)	(39,059)	(46,967)	(41,080)
Net loss and comprehensive loss for the period	(9,024,165)	(1,029,346)	(12,782,763)	(4,558,910)
Loss per share, basic and diluted	(0.07)	(0.01)	(0.10)	(0.04)
Weighted average number of common shares outstanding, basic and diluted	137,819,668	124,203,879	134,164,445	123,979,799

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

BTQ TECHNOLOGIES CORP. Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Expressed in Canadian dollars) (unaudited)

	Share capital		Options reserve $	Warrants reserve $	RSUs reserve $	Deficit $	Total shareholders' equity $
	Number of shares	Amount $
Balance, December 31, 2024	131,833,688	45,553,931	1,890,026	498,876	640,813	(40,645,089)	7,938,557
Shares issued for cash	5,555,555	39,999,996	-	-	-	-	39,999,996
Share issuance costs	-	(4,397,257)	-	1,357,406	-	-	(3,039,851)
Shares issued for options exercised	787,500	642,700	(314,825)	-	-	-	327,875
Shares issued for warrants exercised	40,437	28,969	-	(12,794)	-	-	16,175
Shares issued for vested RSU's	945,000	3,220,250	-	-	(3,220,250)	-	-
Share-based compensation	-	-	828,561	-	4,822,344	-	5,650,905
Net loss for the period	-	-	-	-	-	(12,782,763)	(12,782,763)
Balance, September 30, 2025	139,162,180	85,048,589	2,403,762	1,843,488	2,242,907	(53,427,852)	38,110,894

	Share capital		Equity portion of convertible debt reserve $	Options reserve $	Warrants reserve $	RSUs reserve $	Deficit $	Total shareholders' equity (deficit) $
	Number of shares	Amount $
Balance, December 31, 2023	123,193,879	34,317,779	-	2,018,686	67,386	1,217,252	(34,568,353)	3,052,750
Shares issued for options exercised	260,000	171,808	-	(67,808)	-	-	-	104,000
Share-based compensation	-	-	-	(50,615)	-	(140,316)	-	(190,931)
Shares issued for vested RSU's	750,000	456,000	-	-	-	(456,000)	-	-
Equity portion of convertible debt	-	-	305,555	-	-	-	-	305,555
Net loss for the period	-	-	-	-	-	-	(4,558,910)	(4,558,910)
Balance, September 30, 2024	124,203,879	34,945,587	305,555	1,900,263	67,386	620,936	(39,127,263)	(1,287,536)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

BTQ TECHNOLOGIES CORP. Condensed Interim Consolidated Statements of Cash Flows (Expressed in Canadian dollars) (unaudited)

	Nine months ended September 30, 2025 $	Nine months ended September 30, 2024 $
Operating activities
Net loss for the period	(12,782,763)	(4,558,910)
Items not involving cash:
Depreciation	1,003	82,524
Foreign exchange translation gain	(3,900)	(248)
Interest expense	-	15,604
Loss on disposal of property and equipment	-	28,337
Share-based compensation	5,650,905	(190,931)
Changes in non-cash operating working capital:
Other receivables	(4,519)	(77,860)
Prepaid expenses and deposits	(271,531)	76,454
Accounts payable and accrued liabilities	481,309	319,512
Other payable	-	368,272
Deferred revenue	(315,497)	565,497
Net cash used in operating activities	(7,244,993)	(3,371,749)
Investing activities
Redemption of short-term investment	-	577,875
Proceeds from deposit	5,751	-
Proceeds from disposal of property and equipment	-	2,758
Purchase of intangible assets	-	(275,782)
Purchase of property and equipment	(12,033)	-
Net cash provided by (used in) investing activities	(6,282)	304,851
Financing activities
Repayment of lease obligation	-	(76,446)
Proceeds from convertible debt	-	1,000,000
Proceeds from issuance of shares	39,999,996	-
Share issuance cost	(3,039,851)	-
Proceeds from stock options exercised	327,875	104,000
Proceeds from warrants exercised	16,175	-
Net cash provided by financing activities	37,304,195	1,027,554
Change in cash	30,052,920	(2,039,344)
Cash, beginning of period	9,336,892	2,862,023
Cash, end of period	39,389,812	822,679

Supplemental cash flow information (Note 10)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Nine Months Ended September 30, 2025 and 2024 (Expressed in Canadian dollars) (unaudited)

1. NATURE OF OPERATIONS

BTQ Technologies Corp. (formerly Sonora Gold & Silver Corp.) ("the Company") was incorporated on November 23, 1983 under the Business Corporations Act (British Columbia). The principal activity of the Company is the development of computer-based technology related to post-quantum cryptography, particularly as it applies to blockchain and related technologies, and their protection from the emerging security risk of quantum computing. The Company's head office is located at 25th Floor, 700 West Georgia Street, Vancouver, BC, Canada. The Company's common shares trade on Cboe Canada and Nasdaq under the ticker symbol "BTQ".

On February 17, 2023, the Company acquired all of the issued and outstanding shares of BTQ AG in exchange for 92,000,000 common shares (the "Transaction"). The Transaction constituted a reverse takeover of the Company by BTQ AG with BTQ AG being identified as the accounting acquirer. As a result, these consolidated financial statements are a continuation of BTQ AG. The Company's results of operations are included from February 17, 2023 onwards, except for share capital which was retroactively adjusted to reflect the capital of the Company.

2. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to interim financial information, as outlined in International Accounting Standard ("IAS") 34, "Interim Financial Reporting" and using the accounting policies consistent with those in the audited financial statements as at and for the year ended December 31, 2024 except as detailed below.

The condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical cost, except for certain financial assets and liabilities that are measured at fair value.

Basis of Presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities, which are measured at fair value, as specified by IFRS for each type of asset, liability, income, and expense as set out in the accounting policies below.

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, BTQ AG, a company incorporated in the Principality of Liechtenstein, and BTQ Technologies Australia Pty Ltd., a company incorporated in Australia.

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the financial statements from the date control commences until the date control ceases.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Nine Months Ended September 30, 2025 and 2024 (Expressed in Canadian dollars) (unaudited)

2. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (continued)

 Accounting Standards Issued But Not Yet Effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended September 30, 2025, and have not been early adopted in preparing these condensed interim consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. The key new concepts introduced in IFRS 18 relate to the structure of the statement of earnings (loss), required disclosures in the financial statements for certain earnings or loss performance measures that are reported outside an entity's financial statements and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027, and also applies to comparative information. The Company is still in the process of assessing the impact of this standard on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates and are not expected to have a significant impact on the Company's consolidated financial statements.

3. INVESTMENTS

$
Balance, December 31, 2024 and September 30, 2025	77,229

During the year ended December 31, 2022, the BTQ AG invested $63,915 (US$50,000) in the form of a Simple Agreement for Future Equity ("SAFE") in the Holonym Foundation, which is a public benefit corporation. The investment is not traded in an active market.

On January 11, 2023, BTQ AG invested $13,314 (US$10,000) in the form of a SAFE into Cysic Inc. The investment is not traded in an active market.

The Company estimated the fair value of these investments and concluded that the carrying value approximates the fair value of the investments as at December 31, 2024 and September 30, 2025.

4. SHARE CAPITAL

Authorized: Unlimited number of common shares without par value

Share transactions during the nine months ended September 30, 2025:

  During the nine months ended September 30, 2025, the Company issued 787,500 common shares for proceeds of $327,875 pursuant to the exercise of stock options. Upon conversion, the fair value of $314,825 for stock options exercised was transferred from options reserve to share capital.

  During the nine months ended September 30, 2025, the Company issued 40,437 common shares for proceeds of $16,175 pursuant to the exercise of share purchase warrants. Upon conversion, the fair value of $12,794 for share purchase warrants exercised was transferred from warrants reserve to share capital.

  During the nine months ended September 30, 2025, the Company issued 945,000 common shares pursuant to the conversion of vested RSUs. Upon conversion, the fair value of $3,220,250 for the vested RSUs was transferred from RSUs reserve to share capital.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Nine Months Ended September 30, 2025 and 2024 (Expressed in Canadian dollars) (unaudited)

4. SHARE CAPITAL (continued)

Share transactions during the nine months ended September 30, 2025 (continued):

  On July 11, 2025, the Company issued 5,555,555 common shares at $7.20 per share for gross proceeds of $39,999,996. In connection with the financing, the Company incurred share issuance costs of $3,039,851 and issued 138,888 finders' warrants exercisable at $12.60 per common share expiring on July 11, 2030. The fair value of the finders' warrants was determined to be $1,357,406 which was calculated using the Black-Scholes option pricing model with the following assumptions: volatility of 195%, expected life of 5 years, no dividends, and a risk-free rate of 3.06%.

Share transactions during the nine months ended September 30, 2024:

  During the nine months ended September 30, 2024, the Company issued 260,000 common shares for proceeds of $104,000 pursuant to the exercise of stock options. The fair value of stock options exercised of $67,808 was transferred from options reserve to share capital.

  On March 5, 2024, the Company issued 750,000 common shares pursuant to the conversion of vested RSUs. Upon conversion, the fair value of $456,000 for the vested RSUs was transferred from RSUs reserve to share capital.

Escrowed shares

On completion of the Transaction, certain principals of the Company entered into a NP 46-201 Escrow Agreement with the NEO Exchange and Computershare Trust Company of Canada, as escrow agent, in respect of 45,250,000 common shares. Under the terms of the Escrow Agreement, 25% of such escrowed securities were released upon closing (February 17, 2023) with subsequent 25% releases occurring 6, 12, and 18 months from closing. These escrow shares will be released as follows:

Date of automatic timed release	Amount of escrow shares released
On the date that the Company's common shares were listed on the NEO, February 17, 2023	1/4 of the escrowed shares
6 months after the listing date (August 17, 2023)	1/4 of the escrowed shares
12 months after the listing date (February 17, 2024)	1/4 of the escrowed shares
18 months after the listing date (August 17, 2024)	The remainder of the escrowed shares

As at December 31, 2024, 20,362,500 (September 30, 2025 - nil) common shares remained in escrow.

5. STOCK OPTIONS

The Company has a stock option plan (the "Plan") for directors, officers, employees, and consultants of the Company. Stock options are exercisable for periods of up to five years, as determined by the Board of Directors of the Company, to purchase common shares of the Company at a price not less than the discounted market price on the date of the grant. The maximum number of shares which may be issuable under the Plan cannot exceed 10% of the total number of issued and outstanding common shares on a non-diluted basis.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Nine Months Ended September 30, 2025 and 2024 (Expressed in Canadian dollars) (unaudited)

5. STOCK OPTIONS (continued)

The following table summarizes the continuity of the Company's stock options:

	Number of stock options	Weighted average exercise price $
Outstanding, December 31, 2024	4,675,000	0.41
Granted	150,000	5.72
Exercised	(787,500)	0.42
Expired	(400,000)	0.40
Cancelled	(15,000)	0.40
Outstanding, September 30, 2025	3,622,500	0.65
Exercisable, September 30, 2025	1,506,250	0.66

Additional information regarding stock options outstanding as at September 30, 2025, is as follows:

	Outstanding			Exercisable
Range of exercise prices $	Number of stock options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of stock options	Weighted average exercise price $
0.27	300,000	2.2	0.27	-	-
0.35	125,000	2.0	0.35	50,000	0.35
0.40 to 0.45	2,537,500	2.0	0.41	1,241,250	0.41
0.485 to 0.50	300,000	2.9	0.49	75,000	0.49
0.64 to 0.65	160,000	2.3	0.64	80,000	0.64
1.51	50,000	4.2	1.51	-	-
4.48	50,000	4.3	4.48	-	-
6.34	100,000	1.8	6.34	60,000	6.34
	3,622,500	2.1	0.65	1,506,250	0.66

The fair value for stock options granted have been estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Risk-free interest rate	2.78%	3.38%
Expected life (in years)	3	4.6
Expected volatility	210%	215%

During the nine months ended September 30, 2025, the Company recognized share-based compensation expense of $828,561 (2024 - recovery of $50,615), with a corresponding increase (2024 - decrease) to options reserve. The weighted average fair value of the stock options granted during the nine months ended September 30, 2025 was $5.72 (2024 - $0.45) per option. The weighted average fair value of shares at the time of the stock option exercises during the nine months ended September 30, 2025 was $4.44 (2024 - $0.45) per common share.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Nine Months Ended September 30, 2025 and 2024 (Expressed in Canadian dollars) (unaudited)

6. SHARE PURCHASE WARRANTS

The following table summarizes the continuity of share purchase warrants:

	Number of warrants	Weighted average exercise price $
Outstanding, December 31, 2024	266,616	2.72
Issued	138,888	12.60
Exercised	(40,437)	0.40
Expired	(58,394)	0.40
Outstanding, September 30, 2025	306,673	7.94

As at September 30, 2025, the following share purchase warrants were outstanding and exercisable:

Number of warrants outstanding	Exercise price $	Expiry date
167,785	4.09	December 19, 2029
138,888	12.60	July 11, 2030
306,673

7. RESTRICTED SHARE UNITS

A summary of the changes in RSUs is presented below:

Number of RSUs
Balance, December 31, 2024	1,945,000
Granted	1,962,300
Converted to shares	(945,000)
Balance, September 30, 2025	2,962,300
Unvested	1,837,380
Vested, September 30, 2025	1,124,920

During the nine months ended September 30, 2025, the Company recognized share-based compensation expense of $4,822,344 (2024 - recovery of $140,316) with a corresponding increase (2024 - decrease) to RSUs reserve and $3,220,250 (2024 - $456,000) was transferred to share capital upon the vesting of 945,000 (2024 - 750,000) RSUs.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Nine Months Ended September 30, 2025 and 2024 (Expressed in Canadian dollars) (unaudited)

8. RELATED PARTY TRANSACTIONS

Key management personnel are persons responsible for planning, directing, and controlling the activities of an entity, and include all officers and directors of the Company. Key management personnel compensation during the nine months ended September 30, 2025 and 2024 was comprised of the following:

	Nine months ended September 30, 2025 $	Nine months ended September 30, 2024 $
Business development, marketing and promotion	81,654	73,462
Consulting fees	-	24,291
Professional fees	63,000	63,000
Research and development	3,249	106,201
Wages and benefits	114,221	230,736
Total short-term benefits	262,124	497,690
Share-based payments	62,517	(6,747)
	324,641	490,943

As at September 30, 2025, the Company owed $133,948 (December 31, 2024 - $124,247) to the CEO of the Company, of which $107,660 (December 31, 2024 - $97,075) is included in accounts payable and accrued liabilities. The amounts owed are non-interest bearing, unsecured, and due on demand.

As at September 30, 2025, the Company was owed $106,301 (December 31, 2024 - $137,369) from the former Chief Operating Officer ("COO") of the Company, which is included in other receivables.

As at September 30, 2025, the Company owed $7,350 (December 31, 2024 - $7,350) to a firm where the Chief Financial Officer of the Company is a partner, which is included in accounts payable and accrued liabilities, which is non-interest bearing, unsecured, and due on demand.

As at September 30, 2025, the Company owed $8,353 (December 31, 2024 - $15,020) to the Head of Corporate Development of the Company, which is included in accounts payable and accrued liabilities, which is non-interest bearing, unsecured, and due on demand.

As at September 30, 2025, the Company owed $29,319 (December 31, 2024 - $nil) to a director of the Company, which is included in accounts payable and accrued liabilities, which is non-interest bearing, unsecured, and due on demand.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Nine Months Ended September 30, 2025 and 2024 (Expressed in Canadian dollars) (unaudited)

9. REVENUE

During the nine months ended September 30, 2025, the Company earned license revenue of $315,497 (2024 - $416,667) from a company controlled by the COO. As at September 30, 2025, the Company has deferred revenue of $nil (December 31, 2024 - $315,497) for this company. All revenue recognized during the nine months ended September 30, 2025 was recorded as deferred revenue as at December 31, 2024.

A breakdown of the revenue is presented below:

	Nine months ended September 30, 2025 $	Nine months ended September 30, 2024 $
Major goods/service lines
Software license and related consulting services	315,497	416,667
Timing of revenue recognition
Software license and services transferred over time	315,497	416,667

10. SUPPLEMENTAL CASH FLOW INFORMATION

	Nine months ended September 30, 2025 $	Nine months ended September 30, 2024 $
Non-cash investing and financing activities:
Discount on convertible debt recorded in equity portion of convertible debt reserve	-	305,555
Fair value of finder's warrants	1,357,406	-
Fair value of stock options exercised transferred from options reserve to share capital	314,825	67,808
Fair value of warrants exercised transferred from warrants reserve to share capital	12,794	-
Shares issued for vested RSUs	3,220,250	456,000

11. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair Values

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Nine Months Ended September 30, 2025 and 2024 (Expressed in Canadian dollars) (unaudited)

11. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(a) Fair Values (continued)

Assets and liabilities measured at fair value on a recurring basis were presented on the Company's statement of financial position as at September 30, 2025 and December 31, 2024 as follows:

	Fair value measurements using
	Quoted prices in active markets for identical instruments (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $	Balance, September 30, 2025 $
Investments	-	-	77,229	77,229

	Fair value measurements using
	Quoted prices in active markets for identical instruments (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $	Balance, December 31, 2024 $
Investments	-	-	77,229	77,229

The fair values of the Company's other financial instruments, which include cash, other receivables, accounts payable and accrued liabilities, and due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

(b) Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

(c) Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency.

The following tables indicate the impact of foreign currency exchange risk on net working capital as at September 30, 2025 and December 31, 2024. The tables below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company's net loss by the amounts shown in the tables below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as at September 30, 2025 and December 31, 2024.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Nine Months Ended September 30, 2025 and 2024 (Expressed in Canadian dollars) (unaudited)

11. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(d) Foreign Exchange Rate Risk (continued)

As at September 30, 2025	HKD	TWD	US$
Cash	-	759,157	46,900
Other receivables (except GST)	-	-	117,390
Accounts payable and accrued liabilities	(285,065)	(78,750)	(518,746)
Total foreign currency financial assets and liabilities	(285,065)	680,407	(354,457)
Impact of a 10% strengthening or weakening of foreign exchange rate	(28,507)	68,041	(35,446)

As at December 31, 2024	TWD	US$
Cash	82,993	(1,249)
Other receivables (except GST)	-	106,489
Accounts payable and accrued liabilities	(6,337,488)	(237,069)
Total foreign currency financial assets and liabilities	(6,254,495)	(131,829)
Impact of a 10% strengthening or weakening of foreign exchange rate	(625,450)	(13,183)

(e) Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

(f) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as at September 30, 2025 and December 31, 2024:

As at September 30, 2025	Total $	Within 1 year $	Within 2-5 years $
Accounts payable and accrued liabilities	1,838,811	1,838,811	-
Due to related parties	26,288	26,288	-
	1,865,099	1,865,099	-

As at December 31, 2024	Total $	Within 1 year $	Within 2-5 years $
Accounts payable and accrued liabilities	1,357,502	1,357,502	-
Due to related parties	27,172	27,172	-
	1,384,674	1,384,674	-

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Nine Months Ended September 30, 2025 and 2024 (Expressed in Canadian dollars) (unaudited)

12. CAPITAL MANAGEMENT

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued share capital, share-based payment reserve, and warrant reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2024.

13. SEGMENTED INFORMATION

The Company has one operating segment, the research and development of computer-based technology related to post-quantum cryptography. The Company's head office is in Canada and operations are in Canada, United States, Australia, and Taiwan. Geographic information for non-current assets other than financial instruments is as follows:

September 30, 2025	Canada $	Australia $	Total $
Non-current assets
Property and equipment	-	11,030	11,030
Revenue	315,497	-	315,497

December 31, 2024	Canada $	Australia $	Total $
Non-current assets
Deposits	18,902	10,703	29,605
Revenue	666,667	-	666,667

14. GENERAL AND ADMINISTRATIVE EXPENSES

The following is a breakdown of general and administrative expenses for the nine months ended September 30, 2025 and 2024:

	Nine months ended September 30, 2025 $	Nine months ended September 30, 2024 $
Insurance	58,814	47,500
IT and communications	181,908	118,079
Office and miscellaneous	177,631	97,185
Rent	233,319	143,862
Travel	76,522	192,453
	728,194	599,079

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Nine Months Ended September 30, 2025 and 2024 (Expressed in Canadian dollars) (unaudited)

15. SUBSEQUENT EVENTS

(a) Subsequent to September 30, 2025, the Company issued 793,750 common shares for proceeds of $330,875 pursuant to the exercise of stock options.

(b) Subsequent to September 30, 2025, the Company issued 70,000 common shares pursuant to the conversion of RSUs.

(c) On October 27, 2025, the Company entered into a Share Subscription Agreement and a Development Service Agreement with ICTK Co., Ltd. ("ICTK"), a technology company located in the Republic of Korea. Under the Share Subscription Agreement, the Company is to acquire 452,058 common shares of ICTK for KRW 7,180,489,272 (approximately $6.8 million) on or before November 24, 2025. Under the Development Service Agreement, the Company is engaging ICTK to carry out the development work (the "Services") related to Quantum Computation in Memory ("QCIM") IP verification and development of a quantum security chip incorporating QCIM application for US$10,000,000. The amount is to be paid in instalments based on the Company's acceptance of each relevant milestone. The agreement is limited to the provision of technology and know-how necessary for the performance of the Services with respect to each party's background technology and does not include the use of the deliverables of this agreement for commercial purposes.

(d) On November 7, 2025, the Company entered into an Ordinary Share Subscription Agreement and acquired 217,865 shares of QPerfect SAS ("QPerfect"), a technology company located in Strasbourg, France, for $3,263,521 (2,000,000 Euros). This investment does not result in the Company having a significant influence over QPerfect. Concurrent to the completion of this investment, the Company provided notice to exercise its option to acquire the remaining shares of QPerfect for $30,000,000 Euros (the "Acquisition"), which will be paid in cash and common shares of the Company. The closing of the Acquisition is subject to a number of conditions, including stock exchange approval and compliance with applicable securities laws, other laws, and regulations.

(e) On November 7, 2025, the Company entered into an agreement with a consultant who is to provide services over a one year period for US$500,000 and 200,000 RSUs.